JNL SERIES TRUST
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500


August 22, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:      JNL Series Trust
         File Nos. 33-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust ("Trust"), enclosed herewith for electronic filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting, Proxy Statement, and Form of Proxy and Voting Instruction Card to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by Shareholders of the Trust are as follows:

1. JNL/Putnam Equity Fund only. To approve or disapprove a change in sub-adviser and a proposed amendment to the Investment Sub-Advisory Agreement between Jackson National Asset Management, LLC ("JNAM") and PPM America, Inc. ("PPM"), under which PPM would serve as sub-adviser to the Fund (the "Proposal").

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The shareholders' meeting for the Trust is scheduled to be held on October 15, 2007. The definitive proxy materials are scheduled to be mailed to the shareholders and their variable contract owners on or about September 10, 2007. Please do not hesitate to contact me at the above-referenced number to discuss the preliminary proxy materials.

Sincerely yours,

By: /s/ Susan S. Rhee

Susan S. Rhee

Enclosures

                                JNL SERIES TRUST
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500


August 22, 2007


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:  JNL Series Trust
     File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust